DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK

MARQUÉS DE LA ENSENADA, 2
28004 MADRID
TELEPHONE 91 702 2680
FAX 91 702 2765

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

011-34-91-702-2749
jose.marco@dpw.com

06018247

File No. 82-5201

November 6, 2006

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication dated November 6, 2006

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

José Marco
Legal Assistant
Capital Markets

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 06 2006
WASH. D.C.
156

Enclosure

By Hand Delivery

Gamesa

MARKET COMMUNICATION

Q3 2006 UNAUDITED RESULTS PRESENTATION

CONFERENCE CALL

Tuesday, November 14th, 2006 (6 p.m.-Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its Q3 2006 unaudited Results Analyst Presentation will take place next Tuesday, November 14th, at 6:00 pm (Madrid time).

The event could be followed via conference call live, and the document will be available at the company's web site after market closing. (www.gamesa.es).

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

The connection details will be disclosed during the previous days.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesa.es

Beatriz García + 34 94 431 76 11 bgovejero@gamesa.es

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

MARQUÉS DE LA ENSENADA, 2
28004 MADRID
TELEPHONE 91 702 2680
FAX 91 702 2765

011-34-91-702-2749
jose.marco@dpw.com

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

November 6, 2006

SEC MAIL RECEIVED PROCESSING
NOV 06 2006
WASH. D.C. 156 SECTION

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication dated November 6, 2006

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

José Marco

José Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery

Gamesa

MARKET COMMUNICATION

Hereby Gamesa communicates the new structure of Investor Relations Team.

Maite Bermejo will be in charge of Financial Markets in Gamesa. She participates in formulating, revising and updating the Strategic Business Plan and manages the appropriate communication to the Financial Market.

Maite Bermejo holds a Bachelor in Business Administration by Deusto´s University 'Universidad Comercial' (Spain). She joined Gamesa in August 2005 as a member of the Structured Finance and Investor Relations Team, working along with Gonzalo Onzain. Prior to her incorporation to Gamesa, Maite worked at Santander Investment Corporate Finance division for 3 years.

Beatriz García Ovejero, assistant of Financial Markets team, will give support to the logistics management of roadshows, agendas, presentations, conference calls, e-mail distribution list, ...

Gonzalo Onzain will be in charge of Business Development, leading Mergers & Acquisitions activities and collaborating in the analysis of the business plans of new initiatives.

Contact details:

Maite Bermejo
Financial Markets
Gamesa Corporación Tecnológica, S.A.
Parque Tecnológico de Zamudio, Edificio 222
48170 Zamudio
Vizcaya (Spain)
mbermejo@gamesa.es
Tel: + 34 94 431 76 11
Fax: +34 94 431 76 42

Beatriz García Ovejero
Financial Markets Assistant
Gamesa Corporación Tecnológica, S.A.
Parque Tecnológico de Zamudio, Edificio 222
48170 Zamudio
Vizcaya (Spain)
bgovejero@gamesa.es
Tel: + 34 94 431 76 11
Fax: +34 94 431 76 42